EXHIBIT 99.1

inter&co

Interim condensed consolidated statements

June 30, 2025

2Q25

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Interim condensed consolidated financial statements As of June 30, 2025

1

Interim condensed consolidated financial statements As of June 30, 2025
Management report
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Islands, with limited liability. The Company's shares has its shares listed on Nasdaq, the North American stock exchange, with the ticker INTR, and BDRs listed on B3 with the ticker INBR32. Inter&Co is the controlling company of the group Inter and indirectly holds all the shares in Banco Inter.
Inter
Inter provides e-commerce and financial services, with solutions offered in a single digital ecosystem that includes a complete range of banking services, investments, credit, insurance, and cross-border banking, as well as a marketplace that brings together the largest retailers in Brazil and in the United States.
Operating highlights
Customers
As of June 30, 2025 we surpassed a total of 39.3 million customers. The activation rate reached 57.7%, an increase of 2.4 percentage points when compared to June 30, 2024.
Loan Portfolio
The balance of loan operations reached R$ 40.2 billion, representing a positive variation of 13.0% compared to December 31, 2024.
Fundraising
Total funding, which includes demand deposits, term deposits, savings deposits and securities issued, such as real estate credit notes, secured real estate notes and financial notes, totaled R$ 58.1 billion, 10.2% higher than the amount recorded on December 31, 2024.
Economic and financial highlights
Profit for the period
As of June 30, 2025, we achieved profit of R$ 639 million, representing an increase of 52.9% compared to the same period in 2024. The controlling shareholders' profit on June 30, 2025 was R$601.7 million, representing an increase of 54.6% compared to the same period in 2024.
Revenues
As of June 30, 2025, revenues reached R$ 3.8 billion, marking an increase of 33.4% compared to the same period in 2024.
Administrative expenses
Accumulated administrative and personnel expenses incurred as of June 30, 2025, totaled R$ 1.6 billion, an increase of 30.8% compared to the same period in 2024.
Equity highlights
Total assets
Total assets reached R$ 84.7 billion as of June 30, 2025, an increase of 10.8% compared to December 31, 2024; and
Shareholder’s equity
Shareholder’s equity totaled R$ 9.4 billion, a growth of 3.5% compared to December 31, 2024.

2

Interim condensed consolidated financial statements As of June 30, 2025
Relationship with the independent auditors
The Company has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to Inter, as well as internal policies and codes.
Furthermore, Inter&Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Company's financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial Information by its independent auditors during the period ended as of June 30, 2025 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers, and partners for their trust, as well as each of our employees who build our history each day.
Belo Horizonte, August 05, 2025.
The Management

3

KPMG Auditores Independentes Ltda
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br
Independent auditors' report on review of the condensed
consolidated interim financial information

To the Shareholders, Board of Directors and Management of
Inter & Co, Inc
Cayman Islands

Introduction
We have reviewed the condensed consolidated interim financial information of Inter & Co, Inc. ("Company"), as of June 30, 2025, which comprise the balance sheet as of June 30, 2025, and the statements of profit or loss, comprehensive income for three-month and six-month periods then ended, and changes in equity and cash flows for the six-month period then ended, including the notes.
Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review
We conducted our review in accordance with Brazilian and International Standards on Interim Financial Information Review (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion..

Conclusion on the condensed consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting.

Belo Horizonte, August 5, 2025
KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG
Original report in Portuguese signed by
Marco Antonio Pontieri
Accountant CRC 1SP153569/O-0

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

4

Interim condensed consolidated balance sheet As of June 30, 2025 and December 31, 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	06/30/2025	12/31/2024
Assets
Cash and cash equivalents	8	4,834,125	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,952,995	6,194,960
Deposits at Central Bank of Brazil		6,179,662	5,285,402
Securities, net of provisions for expected credit losses	10	23,860,348	23,899,551
Derivative financial assets	11	690	563
Loans and advances to customers, net of provisions for expected credit losses	12	37,779,506	33,327,355
Non-current assets held for sale		260,516	234,611
Equity accounted investees		10,402	10,401
Property and equipment	13	377,545	369,942
Intangible assets	14	1,970,727	1,836,053
Deferred tax assets	32.c	1,719,491	1,705,054
Other assets	15	2,786,912	2,486,145
Total assets		84,732,919	76,458,430

Liabilities
Liabilities with financial and similar institutions	16	13,885,147	11,319,577
Liabilities with customers	17	46,667,343	42,803,229
Securities issued	18	11,378,259	9,890,219
Derivative financial liabilities	11	33,193	70,048
Borrowings and on-lending	19	572,557	128,924
Tax liabilities	20	524,764	574,429
Income tax and social contribution		386,468	462,501
Other tax liabilities		138,296	111,928
Provisions	21	243,929	155,262
Deferred tax liabilities	32.c	130,150	61,503
Other liabilities	22	1,909,745	2,382,932
Total liabilities		75,345,087	67,386,123

Equity
Share capital	23.a	13	13
Reserves	23.b	10,206,691	9,793,992
Other comprehensive loss	23.c	(917,096)	(898,830)
Equity attributable to owners of the Company		9,289,608	8,895,175
Non-controlling interest	23.f	98,224	177,132
Total equity		9,387,832	9,072,307

Total liabilities and equity		84,732,919	76,458,430

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

5

Interim condensed consolidated statements of income For the quarters ended June 30, 2025 & 2024 (Amounts in thousands of Brazilian reais, except for earnings per share)

		Quarter		Semester
	Note	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Interest income	24	2,128,214	1,172,415	3,935,084	2,389,946
Interest expenses	24	(1,423,958)	(772,643)	(2,602,978)	(1,534,890)
Income from securities, derivatives and foreign exchange	25	765,251	642,094	1,499,995	1,179,230
Net interest income and income from securities, derivatives and foreign exchange		1,469,507	1,041,866	2,832,101	2,034,286

Net revenues from services and commissions	26	495,128	397,145	955,052	771,485
Expenses from services and commissions		(42,997)	(32,942)	(83,808)	(66,964)
Other revenues	27	81,444	72,530	137,537	140,733
Revenues		2,003,082	1,478,599	3,840,882	2,879,540

Impairment losses on financial assets	28	(569,249)	(421,248)	(1,082,930)	(832,296)
Administrative expenses	29	(540,030)	(402,827)	(1,068,230)	(798,071)
Personnel expenses	30	(256,765)	(204,207)	(491,638)	(394,670)
Tax expenses	31	(176,880)	(99,418)	(312,936)	(185,749)
Depreciation and amortization		(76,631)	(53,035)	(144,076)	(94,935)
Income from equity interests ins associates		—	(257)	—	(2,480)
Profit before income tax		383,527	297,607	741,072	571,340

Income tax	32	(51,361)	(74,943)	(102,120)	(153,455)

Profit for the period		332,166	222,664	638,952	417,885

Profit attributable to:
Owners of the Company		315,131	206,479	601,720	389,272
Non-controlling interest		17,035	16,186	37,232	28,613

Earnings per share
Basic earnings per share	23.e	0.72	0.48	1.37	0.90
Diluted earnings per share	23.e	0.71	0.47	1.36	0.89

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

6

Interim condensed consolidated statements of comprehensive income For the quarters ended June 30, 2025 & 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Profit for the period	332,166	222,664	638,952	417,885

Other comprehensive income

Changes in fair value - financial assets at FVOCI	118,461	(188,999)	216,410	(283,808)
Related tax - financial assets FVOCI	(76,935)	85,051	(120,996)	127,713
Net change in fair value - financial assets at FVOCI	41,526	(103,948)	95,414	(156,095)

Cash flow hedge	(16,980)	—	(16,980)	—
Hedge of investments abroad	152,757	(55,412)	151,563	(63,032)
Tax effect	(24,298)	22,433	(59,618)	28,364
Hedge of net investments in operations abroad	111,479	(32,979)	74,965	(34,668)

Foreign exchange differences on the translation of foreign operations	(84,133)	91,553	(188,645)	109,626

Other comprehensive income (loss) that may be reclassified subsequently to the income statement	68,872	(45,374)	(18,266)	(81,137)

Total comprehensive income for the period	401,038	177,290	620,686	336,748
Allocation of comprehensive income
To owners of the company	384,003	161,105	583,454	308,135
To non-controlling interest	17,035	16,186	37,232	28,613

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

7

Interim condensed consolidated statements of cash flows For the quarters ended June 30, 2025 & 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	06/30/2025	06/30/2024
Operating activities
Profit for the period	638,952	417,885
Adjustments to profit (loss)
Depreciation and amortization	144,076	94,935
Result of equity interests in associates	—	2,480
Impairment losses on financial assets	1,082,930	832,296
Expenses with provisions for contingencies	27,797	21,454
Income tax and social contribution	102,120	153,455
Provisions/ (reversals) for loss of assets	(32,497)	(60,766)
Capital gains (losses)	(13)	(8,789)
Provision for performance income	(20,783)	(40,991)
Effect of the exchange rate variation on cash and cash equivalents	(33,440)	(33,953)

(Increase)/ decrease in:
Deposits at Central Bank of Brazil	(894,260)	(1,061,360)
Loans and advances to customers	(5,413,468)	(3,751,435)
Amounts due from financial institutions	1,237,410	(1,563,306)
Securities	(276,999)	(256,712)
Derivative financial assets	(127)	(2,940)
Non-current assets held for sale	(44,596)	(5,600)
Other assets	(100,969)	(235,220)
Increase/ (decrease) in:
Liabilities with financial and similar institutions	2,565,570	1,391,310
Liabilities with customers	3,864,114	3,326,698
Securities issued	1,488,040	448,206
Derivative financial liabilities	97,728	—
Borrowings and on-lending	443,633	(5,782)
Tax liabilities	(67,198)	(40,199)
Provisions	(26,845)	(46,194)
Other liabilities	(628,039)	150,167
Income tax paid	(248,364)	(170,124)
Net cash from (used in) operating activities	3,904,772	(444,485)

Cash flow from investing activities
Acquisition of property and equipment	(53,065)	(30,172)
Acquisition of intangible assets	(249,420)	(413,570)
Acquisition of financial assets at FVOCI	(2,320,325)	(2,519,276)
Proceeds from sale of financial assets at FVOCI	2,924,877	1,157,383
Acquisition of financial assets at amortized cost	(211,612)	(40,685)
Proceeds from sale of financial assets at amortized cost	10,858	109,816
Net cash from (used in) investing activities	101,313	(1,736,504)

Cash flow from financing activities
Capital increase	33,049	781,735
Dividends and interest on shareholders' equity paid	(233,787)	(74,528)
Repurchase of treasury shares	(27,110)	(18,953)
Non-controlling shareholders	(85,946)	(2,234)
Net cash from (used in) financing activities	(313,794)	686,020

Increase/(Decrease) in cash and cash equivalents	3,692,291	(1,494,969)
Cash and cash equivalents at the beginning of the period	1,108,394	4,259,379
Effect of the exchange rate variation on cash and cash equivalents	33,440	33,953
Cash and cash equivalents at end of period	4,834,125	2,798,363

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

8

Interim condensed consolidated statements of changes in equity For the quarters ended June 30, 2025 & 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings /accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of December 31, 2023	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
Profit for the period	—	—	—	389,272	—	389,272	28,613	417,885
Proposed allocations:
Constitution/ reversal of reserves	—	389,272	—	(389,272)	—	—	—	—
Capital increase	—	820,503	—	—	—	820,503	—	820,503
Cost associated with issuing equity securities	—	(38,768)	—	—	—	(38,768)	—	(38,768)
Interest on equity / dividends	—	(68,813)	—	—	—	(68,813)	(5,715)	(74,528)
Foreign exchange differences on the translation of foreign operations	—	—	109,626	—	—	109,626	—	109,626
Gains and losses - Hedge	—	—	(34,668)	—	—	(34,668)	—	(34,668)
Net change in fair value - financial assets at FVOCI	—	—	(156,095)	—	—	(156,095)	—	(156,095)
Share-based payment transactions	—	(5,266)	—	—	5,266	—	—	—
Reflex reserves	—	(11,923)	—	—	—	(11,923)	—	(11,923)
Repurchase of treasury shares	—	—	—	—	(18,953)	(18,953)	—	(18,953)
Others	—	—	—	—	—	—	(2,234)	(2,234)
Balance as of June 30, 2024	13	9,232,290	(756,625)	—	(13,687)	8,461,991	145,545	8,607,536

Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307
Profit for the period	—	—	—	601,720	—	601,720	37,232	638,952
Proposed allocations:
Constitution/ reversal of reserves	—	601,720	—	(601,720)	—	—	—	—
Increase in capital reserve	—	33,049	—	—	—	33,049	—	33,049
Interest on equity / dividends	—	(203,593)	—	—	—	(203,593)	(30,194)	(233,787)
Foreign exchange differences on the translation of foreign operations	—	—	(188,645)	—	—	(188,645)	—	(188,645)
Gains and losses - Hedge	—	—	74,965	—	—	74,965	—	74,965
Net change in fair value - financial assets at FVOCI	—	—	95,414	—	—	95,414	—	95,414
Share-based payment transactions	—	(27,110)	—	—	27,110	—	—	—
Reflex reserves	—	8,633	—	—	—	8,633	—	8,633
Repurchase of treasury shares	—	—	—	—	(27,110)	(27,110)	—	(27,110)
Others	—	—	—	—	—	—	(85,946)	(85,946)
Balance as of June 30, 2025	13	10,206,691	(917,096)	—	—	9,289,608	98,224	9,387,832
The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

9

Notes to the interim condensed consolidated financial statements As of June 30, 2025
Notes to the interim condensed consolidated financial statements
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. ("Inter&Co", "Inter Group", "Group", "Company" or "Inter") is the controlling holding company of the Inter Group (indirectly controlling Banco Inter), incorporated in the Cayman Islands as an exempted company with limited liability and registered with the U.S. Securities and Exchange Commission ("SEC").
In January 2022, Inter&Co Payments, Inc. (formerly known as USEND or Pronto Money Transfer, Inc.), a financial technology company headquartered in the United States, was acquired. Inter&Co Payments provides foreign exchange and payment services, both international and domestic.
In January 2023, we completed another acquisition in the United States, of Inter US Finance, LLC (formerly known as YellowFi Mortgage LLC), a company that owns, manages, and operates a mortgage origination and lending business primarily in the State of Florida, and YellowFi Management LLC, a company that manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage investment fund.
In 2024, we sold 36.8 million Class A ordinary shares through a subsequent public offering, raising approximately US$ 162 million in gross proceeds. The offering initially closed in January 2024, and the exercise of the share purchase option closed in February 2024. One of the main objectives of the offering was to increase the liquidity of our Class A shares traded on Nasdaq.
In July 2024, we completed the acquisition of an additional 50% of the share capital of Granito Instituição de Pagamento S.A. (now Inter Pag Instituição de Pagamento S.A.), consolidating Inter as the sole shareholder of this company, in a strategy to leverage the growth of the small and medium-sized business market and, through the combination of proprietary technologies, increase the range of services to Inter and Inter Pag Instituição de Pagamento S.A. customers.
The Group's objective is to act as a multi-service digital platform for individuals and legal entities, and among its main activities are mortgage loans, payroll loans, business loans, rural credit, credit card operations, checking accounts, investments, insurance services, as well as a marketplace for non-financial services provided through its subsidiaries. Operations are carried out in the context of the Group's set of companies, operating in the market in an integrated manner.
2.Basis for preparation
a.Compliance statement
The Group's unaudited interim condensed consolidated financial statements has been prepared in accordance with IAS 34 - Interim financial reporting issued by the International Accounting Standards Board (IASB).
This unaudited interim condensed consolidated financial statements has been prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter & Co, Inc., as of December 31, 2024, and is therefore intended only to provide an update of the content of the latest financial statements and should be read together, in accordance with IAS 34.
These unaudited interim condensed consolidated financial statements was authorized for issuance by the Company’s Board of Directors on August 05, 2025.

10

Notes to the interim condensed consolidated financial statements As of June 30, 2025
b.Functional and presentation currency
These unaudited interim condensed consolidated financial statements are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing these unaudited interim condensed consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively. The significant judgments made by management during the application of the Group’s accounting policies and the sources of estimation uncertainty are described below:
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial projections are included in the following notes:
•Basis for consolidation (see note 4a): whether Inter&Co has de facto control over an investee.
•Classification of financial assets (see notes 6 and 7): assessment whether financial assets comply with the solely payment of principal and interest (SPPI test) criteria and the business model in which the assets are managed (amortized cost, fair value through other comprehensive income or fair value through profit or loss).
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the next years, and the actual results may differ from those previously established. The main items susceptible to impacts due these estimates are shown below:
•Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•Impairment test of intangible assets and goodwill (see notes 14): for the purposes of impairment testing, each Group entity was considered a cash generating unit (“CGU”); and
•Deferred tax asset (see note 32): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.
•Expected credit loss (see notes 12d and 21): the measurement of expected credit loss on assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models; and establishing different prospective scenarios and their weighting, and others.
•Provisions (see notes 21): recognition and measurement of provisions, including the provision for legal proceedings. The main assumptions considered refer to the probability and magnitude of outflows of resources.

11

Notes to the interim condensed consolidated financial statements As of June 30, 2025
3.New accounting standards recently issued
New or revised accounting pronouncements adopted in 2025
The following new or revised standards were issued by the IASB and adopted by the Group for the periods covered by these unaudited interim condensed consolidated financial statements.
•Amendment to IAS 21 - The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements: The changes require the application of a consistent approach when assessing whether one currency can be exchanged for another, and the amendment clarifies how entities should determine the exchange rate to be used and the disclosures to be provided when a currency is difficult or impossible to exchange. The amendments aim to improve the information an entity provides in its financial statements. This amendment is required for annual financial statements for periods beginning on or after January 1, 2025. Management did not identify any impacts, as there are no currencies in its operations that are difficult or impossible to exchange in the Group's consolidated financial statements.
Other new standards and interpretations issued but not yet effective
•Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments Disclosures: Issued in May 2024, the amendments and clarifications relate to the derecognition of financial liabilities through electronic systems, assessment of contractual cash flow characteristics in classification (SPPI Test), such as financial assets linked to ESG (Environmental, Social and Governance) and other financial instruments. Additionally, additional disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. The amendments are effective for periods beginning on January 1, 2026. Management is assessing the effects of adopting this amendment on the Group's consolidated financial statements.
•IFRS 18 - Presentation and Disclosure in Financial Statements: Issued in April 2024, it replaces IAS 1 and brings additional requirements for financial statements with the aim of enhancing information to shareholders. It defines three categories for income and expenses: operating, investing, and financing, and includes new subtotals. The standard also provides guidance on the disclosure of management-defined performance indicators and includes specific requirements for banking and insurance sector companies. IFRS 18 will come into effect on January 1, 2027, and Management is assessing the effects of adopting this standard on the Group's consolidated financial statements.
•IFRS 19 - Subsidiaries without Public Accountability: Issued in May 2024, the standard defines that a subsidiary without public accountability can provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The standard is optional for eligible subsidiaries and establishes disclosure requirements for subsidiaries that choose to apply it. IFRS 19 will come into effect on January 1, 2027, and management is assessing the effects of adopting this standard on the Group's consolidated financial statements.
•Other Amendments - The IASB has made other amendments to existing standards that will be effective from future periods, as summarized below:
•Amendments to IFRS 7 - Gains and losses on derecognition: The amendments aim to disclose deferred differences on fair value and transaction price, changes in the classification and measurement of financial instruments, effective from January 1, 2026.
•Amendments to IAS 7 - The main objective is to increase transparency in the disclosure of supplier financing arrangements, requiring additional information on these arrangements, such as terms and conditions, the value of liabilities involved, and liquidity risks, effective from January 1, 2026.
•Amendments to IFRS 10 - Aims at defining control and transition guidance after applying the new concept, as well as clarifications on the sale or contribution of assets between related entities, effective from January 1, 2026.

12

Notes to the interim condensed consolidated financial statements As of June 30, 2025
•Amendments to IFRS 9 - Includes clarifications on the derecognition of lease liabilities and their consequences, effective from January 1, 2026.
In light of the above-mentioned amendments, Management is assessing the possible impacts of these standard changes on its unaudited interim condensed consolidated financial statements.
4.Material accounting policies
The main regulatory practices in preparing forecasts are the same occasions disclosed in the unaudited interim condensed consolidated financial statements projections for the year ended December 31, 2024.
a.Basis for consolidation

The following table shows the subsidiaries in each period:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					06/30/2025	12/31/2024
Direct subsidiaries
Inter&Co Participações Ltda.	Holding Company	13,196,995	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc	Holding Company	100	US$	USA	100.00%	100.00%
Inter Holding Financeira S.A.	Holding Company	401,207,704	BRL	Brazil	100.00%	100.00%
Inter Marketplace Intermediacão de Negócios e Serviços Ltda.	Marketplace	1,984,271,386	BRL	Brazil	100.00%	100.00%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (a)	Investment Fund	590,989,248	BRL	Brazil	100.00%	100.00%
Inter&Co Solutions	Provision of services	16,000,000	BRL	Brasil	100.00%	100.00%
Inter Digital Assets – Sociedade Prestadora de Serviços de Ativos Virtuais Ltda. (e)	Virtual Asset Brokerage	6,000,000	BRL	Brasil	100.00%	—%
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	2,593,598,009	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities broker	335,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	60,000	BRL	Brazil	60.00%	60.00%
Inter Titulos Imobiliarios Fundo de Investimento Imobiliario	Investment Fund	—	BRL	Brazil	—%	97.19%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	—	BRL	Brazil	—%	65.17%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	127,909,837	BRL	Brazil	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	37,065	BRL	Brazil	94.95%	91.29%
IM Designs Desenvolvimento de Software S.A (f)	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	750,814	BRL	Brazil	70.87%	70.87%
Inter Café Ltda.	Provision of services	13,010,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	6,010,008	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter&Co Securities, LLC	Provision of services	—	US$	USA	100.00%	100.00%
Inter&Co Tecnologia e Serviços Financeiros Ltda.	Provision of services	9,896,122,671	BRL	Brazil	100.00%	100.00%
Inter Pag Instituição de Pagamento S.A (b)	Provision of services	1,654,582,386	BRL	Brazil	100.00%	50.00%
Inter & Co Us advisors, LLC (c)	Asset management	—	US$	USA	100.00%	100.00%
Inter Hedge Fundo de Investimento Imobiliário (d)	Investment Fund	139,437,178	BRL	Brazil	100.00%	—%

a.On June 28, 2024, Inter&Co made a significant investment by acquiring a significant number of shares in the Landbank fund. As a result of this acquisition, the financial data related to this fund are now included in the consolidation basis of Inter&Co's financial statements;
b.On May 28, 2024, Banco Inter (indirect subsidiary) announced the execution of contracts for the acquisition of the entire share capital of Inter Pag, after approval by BACEN (Central Bank of Brazil) which occurred on July 24, 2024, Inter became the sole shareholder of Inter Pag Instituição de Pagamento S.A. (previously named Granito Soluções em Pagamento S.A.);
c.In October 2024, Inter&Co US Advisors was incorporated and became the direct subsidiary of US Holding, Inc, and consequently, an indirect subsidiary of Inter&Co;
d.On February 17, 2025, Banco Inter (indirect subsidiary) made a significant investment by acquiring a significant number of shares in the Inter Hedge fund. As a result of this acquisition, the financial data related to these funds began to be included in the consolidation basis of the financial statements of Inter&Co;
e.On March 20, 2025, Inter Digital Asset commenced operations with a corporate purpose focused on virtual asset intermediation, encompassing activities of distribution, subscription, purchase, sale and exchange of virtual assets, portfolio management, foreign exchange operations and custody services, including safekeeping and control of virtual assets and related instruments. As of the base date of this Financial Statement, June 30, 2025, the Company is in the pre-operational phase, having not carried out any commercial operation or transaction related to its corporate purpose; and
f.See explanatory note 35 - Subsequent events.

13

Notes to the interim condensed consolidated financial statements As of June 30, 2025
5.Operating segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out in terms and rates compatible with those practiced with third parties, where applicable. The Group does not have any customer accounting for more than 10% of its total net revenue.
a.Banking & Spending
This segment includes banking products and services such as current accounts, debit and credit cards, deposits, loans, advances to customers, debt collection activities and other services provided to customers, mainly through Inter app. The segment also includes foreign exchange services, remittances of funds between countries, including the Global Account digital solution, card payment solutions (including Inter Pag), together with the investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop
This segment includes sales of goods and/or services to Inter’s clients through our digital platform in partnership with other companies. The segment income basically comprises commissions received for sales and/or for the rendering of these services.

14

Notes to the interim condensed consolidated financial statements As of June 30, 2025
Segment information

	06/30/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	3,868,163	9,570	—	44,641	3,922,374	28,286	(15,576)	3,935,084
Interest expenses	(2,633,890)	(7,165)	—	—	(2,641,055)	(7,436)	45,513	(2,602,978)
Income from securities, derivatives and foreign exchange	1,377,587	52,301	5,542	26,651	1,462,081	124,325	(86,411)	1,499,995
Net interest income and income from securities, derivatives and foreign exchange	2,611,860	54,706	5,542	71,292	2,743,400	145,175	(56,474)	2,832,101

Net revenues from services and commissions	625,669	78,010	138,677	105,762	948,118	36,880	(29,946)	955,052
Expenses from services and commissions	(34,120)	—	(44,505)	(5,023)	(83,648)	(160)	—	(83,808)
Other revenues	149,371	6,133	20,130	14,806	190,440	93,094	(145,997)	137,537
Revenues	3,352,780	138,849	119,844	186,837	3,798,310	274,989	(232,417)	3,840,882

Impairment losses on financial assets	(1,080,843)	(608)	—	—	(1,081,451)	(1,479)	—	(1,082,930)
Administrative expenses	(970,188)	(55,165)	(8,047)	(33,090)	(1,066,490)	(21,948)	20,208	(1,068,230)
Personnel expenses	(371,984)	(38,425)	(12,158)	(29,878)	(452,445)	(48,931)	9,738	(491,638)
Tax expenses	(217,905)	(10,043)	(13,648)	(24,010)	(265,606)	(47,330)	—	(312,936)
Depreciation and amortization	(132,649)	(3,205)	(1,268)	(5,718)	(142,840)	(1,236)	—	(144,076)
Profit before income tax	579,211	31,403	84,723	94,141	789,478	154,065	(202,471)	741,072

Income tax	(30,561)	(9,705)	(28,023)	(33,479)	(101,768)	(352)	—	(102,120)

Profit for the period	548,650	21,698	56,700	60,662	687,710	153,713	(202,471)	638,952

	06/30/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	83,123,040	760,531	389,433	639,896	84,912,900	3,737,255	(3,917,236)	84,732,919
Total liabilities	75,428,601	319,692	190,992	608,447	76,547,732	681,963	(1,884,608)	75,345,087
Total equity	7,694,439	440,839	198,441	31,449	8,365,168	3,055,292	(2,032,628)	9,387,832

15

Notes to the interim condensed consolidated financial statements As of June 30, 2025

	06/30/2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	2,336,507	5,969	—	32,121	2,374,597	22,777	(7,428)	2,389,946
Interest expenses	(1,566,138)	(5,547)	—	—	(1,571,685)	(3,682)	40,477	(1,534,890)
Income from securities, derivatives and foreign exchange	1,125,621	41,328	1,912	17,580	1,186,441	25,838	(33,049)	1,179,230
Net interest income and income from securities, derivatives and foreign exchange	1,895,990	41,750	1,912	49,701	1,989,353	44,933	—	2,034,286

Net revenues from services and commissions	555,812	62,464	83,104	67,434	768,814	2,671	—	771,485
Expenses from services and commissions	(66,788)	(171)	—	(1)	(66,960)	(4)	—	(66,964)
Other revenues	144,507	10,571	25,422	11,852	192,352	70,436	(122,056)	140,733
Revenues	2,529,521	114,614	110,438	128,986	2,883,559	118,036	(122,056)	2,879,540

Impairment losses on financial assets	(831,859)	—	—	—	(831,859)	(437)	—	(832,296)
Administrative expenses	(696,980)	(33,345)	(31,544)	(29,306)	(791,175)	(6,896)	—	(798,071)
Personnel expenses	(298,154)	(39,769)	(10,659)	(21,333)	(369,915)	(24,755)	—	(394,670)
Tax expenses	(136,808)	(7,810)	(9,224)	(22,957)	(176,799)	(8,950)	—	(185,749)
Depreciation and amortization	(86,109)	(3,203)	(733)	(4,748)	(94,793)	(142)	—	(94,935)
Income from equity interests ins associates	(2,480)	—	—	—	(2,480)	—	—	(2,480)
Profit / (loss) before income tax	477,131	30,487	58,278	50,642	616,538	76,856	(122,056)	571,340

Income tax	(92,874)	(10,229)	(17,902)	(35,259)	(156,264)	2,808	—	(153,455)

Profit / (loss) for the period	384,257	20,258	40,376	15,383	460,274	79,664	(122,056)	417,885

	12/31/2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	75,189,468	834,510	339,776	566,010	76,929,764	2,240,421	(2,711,755)	76,458,430
Total liabilities	67,353,349	407,083	148,221	558,571	68,467,224	829,357	(1,910,458)	67,386,123
Total equity	7,836,119	427,427	191,555	7,439	8,462,540	1,411,064	(801,297)	9,072,307

16

Notes to the interim condensed consolidated financial statements As of June 30, 2025
6.Financial risk management
Risk management the at Group includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by the Group involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific unit for risk management;
•Defined management process;
•Clear norms and competence structure;
•Defined limits and margins; and
•Reference to best management practices.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms or the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history and credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Credit card: credit operations related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•Real estate loans: loans and financing operations secured by real estate, with attached guarantees;
•Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•Agribusiness loans: financing operations to cover the costs of rural production, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.
Mitigation of Exposure
In order to maintain the exposures within the risk levels established by senior management, Inter adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally, credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.

17

Notes to the interim condensed consolidated financial statements As of June 30, 2025
In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.
Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.
In 2025 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.
i.Concentration by economic sector
Below, we present the concentration by economic sector related to loans and advances to customers:

	06/30/2025	12/31/2024
Financial activities	4,448,395	5,667,776
Construction	1,976,097	1,817,869
Trade	1,806,449	1,468,875
Industries	1,290,874	1,429,907
Administrative activities	1,085,789	1,190,423
Agriculture	116,566	79,653
Other segments (a)	2,377,372	2,110,431
Business clients	13,101,542	13,764,934
Individual clients	27,135,224	21,831,359
Total	40,236,766	35,596,293

(a) Mainly refers to real estate activities, communication services, transport, storage and mailing.
ii.Concentration of the portfolio
Below, we present the concentration of credit risk related to loans and advances to customers:

	06/30/2025		12/31/2024
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	108,097	0.27%	123,456	0.35%
10 largest debtors	819,640	2.04%	964,974	2.71%
20 largest debtors	1,356,637	3.37%	1,520,889	4.27%
50 largest debtors	2,249,844	5.59%	2,378,545	6.68%
100 largest debtors	3,081,882	7.66%	3,181,258	8.94%
Measurement
The measurement of credit risk the Group is carried out considering the following:
•At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;

18

Notes to the interim condensed consolidated financial statements As of June 30, 2025
•The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of customers and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience, as per information in note 12;
•The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
•Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
•The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
•In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.
b.Description of guarantees
The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of the customers’ operational characteristics, their indebtedness capacity, considering cash flow, payment history and credit reputation, and any guarantees given.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;
•Payroll loans: are mainly represented by payroll credit cards and personal loans. These are deducted directly from the borrowers' pensions, income or salaries and settled directly by the entity responsible for making these payments (e.g. company or government agency);
•Personal loans and credit cards: generally, do not have guarantees; and
•Real estate financing: is collateralized by the real estate financed.
Guarantees of real estate loans and financing
The following table shows the value of real estate-backed financing, broken down by loan to value. Loan to Value (LTV) is the ratio between the value of a loan and the value of the asset being financed. A higher LTV may signal greater risk to the lender, as it indicates a lower share of the borrower's equity in the transaction.

	06/30/2025	12/31/2024
Less than or equal to 30%	2,002,177	1,680,479
Greater than 30% and less than or equal to 50%	3,713,915	3,384,141
Greater than 50% and less than or equal to 70%	5,385,527	4,552,068
Greater than 70% and less than or equal to 90%	1,837,555	1,375,696
Greater than 90%	372,855	257,803
Total	13,312,029	11,250,187

19

Notes to the interim condensed consolidated financial statements As of June 30, 2025
c.Liquidity risk
Liquidity risk represents the possibility that the Group will not be able to honor its financial obligations efficiently, whether expected or unexpected, including obligations arising from guarantees granted and extraordinary redemptions by customers. This risk also encompasses scenarios in which Inter may face difficulties in negotiating the sale of assets at market prices, either due to the significant volume in relation to the usual movement, or due to discontinuities or dysfunctions in the market.
Liquidity risk is managed institutionally through a governance structure, with responsibilities clearly distributed among the Board of Directors, the Asset and Liability Committee (ALCO), the Risk Committee, and the Risk Directorate. The latter is specifically responsible for monitoring and continuously tracking liquidity risk.
The risk management structure operates independently and proactively, aiming to continuously monitor liquidity indicators and prevent potential breaches of established limits. Management fully encompasses Inter&Co's cash receipts and payments, enabling the timely implementation of mitigation actions when necessary.
Liquidity risk monitoring is carried out daily, with monitoring conducted periodically by the Assets and Liabilities Committee (ALCO), which systematically assesses available liquidity risk information, including:
•Mismatch between assets and liabilities;
•Top 10 investors;
•Net Funding;
•Liquidity limits;
•Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of asset and liability concentrations;
•Monitoring of Liquidity Ratio and funding renewal rates; and
•Reports with information on positions held by Inter and its subsidiaries.
The structure considers the internal and external factors that impact the Group's liquidity, carrying out detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, Term Deposits, Savings, Agribusiness Credit Notes (LCA), Real Estate Notes with Real Guarantee (LCI), Guaranteed Real Estate Notes (LIG) and Demand Deposits.
As of June 30, 2025, there were no material changes in the nature of liquidity risk exposures, monitoring methodology, internal policies, or the Group's processes for managing them. Nevertheless, the Group continues to continuously improve its internal risk management processes.

20

Notes to the interim condensed consolidated financial statements As of June 30, 2025
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	06/30/2025	12/31/2024
Financial assets
Cash and cash equivalents	8	4,834,125	—	—	—	—	4,834,125	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,952,995	—	—	—	—	4,952,995	6,194,960
Deposits at Central Bank of Brazil		6,179,662	—	—	—	—	6,179,662	5,285,402
Securities, net of provisions for expected credit losses	10	3,622,258	3,238,969	1,667,263	13,178,775	2,153,083	23,860,348	23,899,551
Derivative financial assets	11	—	405	246	39	—	690	563
Loans and advances to customers, net of provisions for expected credit losses	12.a	2,131,407	4,577,710	7,416,826	6,505,855	17,147,708	37,779,506	33,327,355
Other assets (a)	15	—	—	—	—	688,896	688,896	513,081
Total		21,720,447	7,817,084	9,084,335	19,684,669	19,989,687	78,296,222	70,329,306

Financial liabilities
Liabilities with financial and similar institutions	16	13,349,797	473,249	62,101	—	—	13,885,147	11,319,577
Liabilities with customers (b)	17	17,439,924	2,449,369	3,396,280	23,381,686	84	46,667,343	42,803,229
Securities issued	18	736,727	2,730,799	1,948,433	5,449,516	512,784	11,378,259	9,890,219
Derivative financial liabilities	11	—	32,943	208	42	—	33,193	70,048
Borrowing and on-lending	19	1,399	59,258	27,524	484,376	—	572,557	128,924
Other liabilities (c)	22	—	—	3,826	121,447	—	125,273	113,690
Total		31,527,847	5,745,618	5,438,372	29,437,067	512,868	72,661,772	64,325,687

Asset/Liability Difference (d)		(9,807,400)	2,071,466	3,645,963	(9,752,398)	19,476,819	5,634,450	6,003,619
(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019; advance on exchange contract, commissions and bonuses to be received and premium or discount on financial asset transfer operations;
(b)    Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity;
(c)    Financial liabilities are composed of financial liabilities of leases, as per explanatory note 22.b; and
(d) The mismatches observed arise from the different characteristics and contractual terms of the financial assets and liabilities, and do not necessarily represent limitations on the institution's effective liquidity position.

21

Notes to the interim condensed consolidated financial statements As of June 30, 2025
e.Financial assets and liabilities using a current/non-current classification
The table below represents the Group’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date):

		06/30/2025			12/31/2024
	Note	Current	Non-current	Total	Total
Assets
Cash and cash equivalents	8	4,834,125	—	4,834,125	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,952,995	—	4,952,995	6,194,960
Deposits at Central Bank of Brazil		6,179,662	—	6,179,662	5,285,402
Securities, net of provisions for expected credit losses	10	8,528,490	15,331,858	23,860,348	23,899,551
Derivative financial assets	11	651	39	690	563
Loans and advances to customers, net of provisions for expected credit losses	12	14,125,943	23,653,563	37,779,506	33,327,355
Other assets (a)	15	—	688,896	688,896	513,081
Total		38,621,866	39,674,356	78,296,222	70,329,306

Liabilities
Liabilities with financial and similar institutions	16	13,885,147	—	13,885,147	11,319,577
Liabilities with customers (b)	17	23,285,573	23,381,770	46,667,343	42,803,229
Securities issued	18	5,415,959	5,962,300	11,378,259	9,890,219
Derivative financial liabilities	11	33,151	42	33,193	70,048
Borrowings and on-lending	19	88,181	484,376	572,557	128,924
Other liabilities (c)	22	3,826	121,447	125,273	113,690
Total		42,711,837	29,949,935	72,661,772	64,325,687
(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019;
(b)    Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity; and
(c)    Financial liabilities are composed of financial liabilities of leases, as per explanatory note 22.b.
.
f.Market risk
Market risk is defined as the possibility of losses resulting from fluctuations in the market values of positions held by the Institution and its subsidiaries, including the risks of transactions subject to fluctuations in exchange rates, interest rates, share prices and commodity prices.
At the Group, market risk management's main objective is to support business areas by establishing processes and implementing the necessary tools to assess and control related risks. This framework enables the measurement and monitoring of risk levels according to guidelines established by senior management.
Market risk management is monitored daily, with regular monitoring conducted by the Assets and Liabilities Committee (ALCO). Market risk controls enable analytical assessment of information and are constantly being refined. The Institution and its subsidiaries have been continually improving internal risk management and mitigation practices.

22

Notes to the interim condensed consolidated financial statements As of June 30, 2025
Measurement
Within the risk management process, the Group classifies its operations, including derivative financial instruments, as follows:
•Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity
In line with market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a holding period of twenty one days.
We present the value-at-risk for the Trading Book positions:

Risk factor - R$ mil	06/30/2025	12/31/2024
IPCA Coupon (a)	9,756	13,738
Pre-fixed rate	449	3,951
USD Coupon	839	2,675
Foreign currencies	14,720	28,036
Share price	293	193
Subtotal	26,057	48,593

Diversification effects (correlation)	8,781	24,539
Value-at-Risk	17,276	24,054
VaR over total asset	0.02%	0.03%
(a)    Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market, calculated by Fundação Getulio Vargas (FGV).

We present the value-at-risk (holding period: 21 days) for the Banking Book positions:

Risk factor - R$ mil	06/30/2025	12/31/2024
IPCA Coupon (a)	983,747	976,186
Pre-fixed rate	19,541	116,296
TR Coupon (b)	38,415	53,790
Others	106,327	181,069
Subtotal	1,148,030	1,327,341

Diversification effects (correlation)	128,328	347,688
Value-at-Risk	1,019,702	979,653
VarR over total asset	1.20%	1.28%
(a)    Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market, calculated by Fundação Getulio Vargas (FGV); and
(b) The interest rate coupon is equivalent to the Reference Rate (TR) and is one of the components that define the profitability of savings and the FGTS (Service Time Guarantee Fund).

23

Notes to the interim condensed consolidated financial statements As of June 30, 2025
a.Sensitivity analysis
To determine the sensitivity of the Group's economic value position to market movements, we calculate the delta of the marked-to-market value (MTM) of assets and liabilities in different scenarios, considering the relevant risk factors, during the analyzed period. We present the results that would negatively affect our positions, according to each scenario.
•Scenario 1: based on market information, shocks of 1 basis point were applied to interest rates and 1% variation to prices (foreign currencies and shares);
•Scenario 2: shocks of 25% variation were determined in the curves and market prices;
•Scenario 3: shocks of 50% variation were determined in the curves and market prices.
It is important to note that the impacts reflect a static view of the portfolio, and that market dynamics and portfolio composition cause these positions to change continuously and do not necessarily reflect the position shown here. The group has a continuous market risk monitoring process, and in case of position/portfolio deterioration, mitigating actions are taken to minimize possible negative effects.

Exposures - R$ thousand
Banking and Trading book	Scenarios					06/30/2025
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
Pre-fixed rate	increase	(3,390)	increase	(1,087,221)	increase	(2,045,104)
IPCA coupon (a)	increase	(4,691)	increase	(751,656)	increase	(1,361,521)
TR coupon (b)	increase	(512)	increase	(119,841)	increase	(204,079)
USD coupon	decrease	(23)	decrease	(5,664)	decrease	(11,488)
Others	increase	(15)	increase	(2,572)	increase	(4,971)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period); e
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2024
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
Pre-fixed rate	increase	(2,766)	increase	(988,366)	increase	(1,848,407)
IPCA coupon (a)	increase	(4,870)	increase	(834,006)	increase	(1,511,875)
TR coupon (b)	increase	(214)	increase	(56,565)	increase	(96,402)
USD coupon	decrease	(26)	decrease	(4,477)	decrease	(9,047)
Others	increase	(19)	decrease	(1,912)	decrease	(628)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period); e
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

b.Operational risk
Policy
Operational risk management aims to identify, assess and monitor risks, and is defined as the risk of losses resulting from inadequate or failed internal processes, people and systems, or external events. This definition includes legal risk, but excludes strategic and reputational risk.
Operational risk events can be classified:
•Internal frauds;
•External frauds;
•Labor demands and poor workplace safety;
•Inappropriate practices relating to end users, customers, products and services;

24

Notes to the interim condensed consolidated financial statements As of June 30, 2025
•Damage to physical assets owned or used by the institution;
•Situations that lead to the interruption of the institution's activities or the discontinuity of services provided, including payments;
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, compliance with deadlines or management of the institution's activities, including those related to payment arrangements.

For payment activities, the clauses include: I - failures in the protection and security of sensitive data related to both end-user credentials and other information exchanged for the purpose of carrying out payment transactions; II - failures in the identification and authentication of the end user in a payment transaction; III - failures in the authorization of payment transactions; and IV - failures in initiating payment transactions.
Inter adopts the management model of the three lines of defense in light of its size, business model and risk appetite.
Phases of the Management Process
Qualitative Evaluation
The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, questionnaires, analysis of historical data, interviews and workshops with managers and employees from operational areas, business partners and business units.
The identified risks are categorized and organized by risk factors.
Qualitative assessment is an ongoing process, with regular monitoring and reviews to ensure that risks are being managed appropriately.
Quantitative Evaluation
In the quantitative assessment of operational risk, the Inter maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.
Quantitative assessment offers a structured, data-driven approach to measuring and managing operational risks.
Monitoring
An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.
Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:
•The adopted measures have achieved the intended results;
•The procedures adopted and the information gathered to perform the assessment were appropriate;
•Higher levels of knowledge may have contributed to make better decisions; and
•There is an effective possibility of obtaining information for future assessments.

25

Notes to the interim condensed consolidated financial statements As of June 30, 2025
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified into the following categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•Level 1 – instruments with prices traded in the active market;
•Level 2 – using financial valuation techniques, weighing data and market variables; and
•Level 3 – uses meaningful variables that are not based on market data.
The following table presents the composition of financial assets and liabilities according to the accounting classification in fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. Inter may not include information on the fair value of financial assets and liabilities when the carrying amount is a reasonable approximation of fair value.

26

Notes to the interim condensed consolidated financial statements As of June 30, 2025

As of June 30, 2025
Financial assets	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	55,560,196
Loans and advances to customers, net of provisions for expected credit losses	—	—	—	—	37,779,506
Deposits at Central Bank of Brazil	—	—	—	—	6,179,662
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	—	—	4,952,995
Cash and cash equivalents	—	—	—	—	4,834,125
Brazilian government securities	—	—	—	—	1,241,394
Securities issued by financial institutions	—	—	—	—	572,514

Fair value through profit or loss - FVTPL	736,481	992,929	—	1,729,410	1,729,410
Securities issued by financial institutions	—	616,085	—	616,085	616,085
Brazilian government securities	502,165	—	—	502,165	502,165
Investment funds shares	234,316	72,978	—	307,294	307,294
Bonds and shares issued by non-financial companies	—	303,176	—	303,176	303,176
Derivative financial assets	—	690	—	690	690

Fair value through other comprehensive income - FVOCI	15,239,044	5,078,676	—	20,317,720	20,317,720
Brazilian government securities	15,239,044	—	—	15,239,044	15,239,044
Securities issued abroad	—	4,153,354	—	4,153,354	4,153,354
Bonds and shares issued by non-financial companies	—	638,555	—	638,555	638,555
Investment funds shares	—	159,328	—	159,328	159,328
Securities issued by financial institutions	—	127,439	—	127,439	127,439

Total	15,975,525	6,071,605	—	22,047,130	77,607,326

Financial liabilities	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	72,503,306
Liabilities with customers	—	—	—	—	46,667,343
Liabilities with financial and similar institutions	—	—	—	—	13,885,147
Securities issued	—	—	—	—	11,378,259
Borrowings and on-lending	—	—	—	—	572,557

Fair value through profit or loss - FVTPL	—	33,193	—	33,193	33,193
Derivative financial liabilities	—	33,193	—	33,193	33,193

Total	—	33,193	—	33,193	72,536,499

27

Notes to the interim condensed consolidated financial statements As of June 30, 2025

As of December 31, 2024
Financial assets	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	47,529,290
Loans and advances to customers, net of provisions for expected credit losses	—	—	—	—	33,327,355
Amounts due from financial institutions	—	—	—	—	6,194,960
Deposits at Central Bank of Brazil	—	—	—	—	5,285,402
Cash and cash equivalents	—	—	—	—	1,108,394
Brazilian government securities	—	—	—	—	1,189,489
Securities issued by financial institutions	—	—	—	—	423,690

Fair value through profit or loss - FVTPL	648,194	726,203	—	1,374,397	1,374,397
Brazilian government securities	432,316	32,081	—	464,397	464,397
Securities issued by financial institutions	15,987	374,000	—	389,987	389,987
Investment funds shares	199,891	93,325	—	293,216	293,216
Bonds and shares issued by non-financial companies	—	226,234	—	226,234	226,234
Derivative financial assets	—	563	—	563	563

Fair value through other comprehensive income - FVOCI	16,413,025	4,499,513	—	20,912,538	20,912,538
Brazilian government securities	16,183,821	—	—	16,183,821	16,183,821
Securities issued abroad	229,204	3,600,898	—	3,830,102	3,830,102
Investment funds shares	—	706,022	—	706,022	706,022
Securities issued by financial institutions	—	158,713	—	158,713	158,713
Bonds and shares issued by non-financial companies	—	33,880	—	33,880	33,880

Total	17,061,219	5,225,716	—	22,286,935	69,816,225

Financial liabilities	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	64,141,949
Liabilities with customers	—	—	—	—	42,803,229
Liabilities with financial and similar institutions	—	—	—	—	11,319,577
Securities issued	—	—	—	—	9,890,219
Borrowings and on-lending	—	—	—	—	128,924

Fair value through profit or loss - FVTPL	—	70,048	—	70,048	70,048
Derivative financial liabilities	—	70,048	—	70,048	70,048

Total	—	70,048	—	70,048	64,211,997

28

Notes to the interim condensed consolidated financial statements As of June 30, 2025
The methodology used to measure financial assets and liabilities classified as “Level 2” uses information that is observable for the asset or liability at market; (i) from observations of the quoted price of similar items in an active market; (ii) identical items in a non-active market; or (iii) from other information extracted from related markets.
During the period ended June 30, 2025, there were no change in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	06/30/2025	12/31/2024
Cash and cash equivalents in foreign currency	515,053	770,623
Cash and cash equivalents in national currency	309,872	212,573
Reverse repurchase agreements (a)	4,009,200	125,198
Total	4,834,125	1,108,394

(a)    Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value. Due to the short term and low volatility of these financial instruments, no provision for losses was made, since the credit risk is considered minimal and there is no expectation of significant variations in market value until maturity.
9.Amounts due from financial institutions, net of provisions for expected credit losses

	06/30/2025	12/31/2024
Loans to financial institutions (a)	3,602,880	4,974,605
Interbank on-lending	886,960	645,835
Interbank deposit investments	466,977	579,720
Expected credit loss (a)	(3,823)	(5,200)
Total	4,952,995	6,194,960

(a)    Refers substantially to the anticipation of receivables.

29

Notes to the interim condensed consolidated financial statements As of June 30, 2025
10.Securities, net of provisions for expected credit losses
a.Composition of securities net of expected credit losses:

	06/30/2025	12/31/2024
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	9,428,229	10,637,587
Securities issued abroad	4,153,354	3,830,102
National treasury notes (NTN)	3,765,680	3,731,416
National treasury bills (LTN)	2,045,135	1,814,818
Commercial promissory notes	617,099	593,027
Investment fund shares	159,328	158,714
Certificates of real estate receivables	70,650	49,853
Certificates of agricultural receivables	56,789	63,141
Debentures	21,456	33,880
Subtotal	20,317,720	20,912,538

Amortized cost
National treasury notes (NTN)	686,110	671,839
Rural product bill	572,514	423,690
National treasury bills (LTN)	555,284	517,650
Subtotal	1,813,908	1,613,179

Fair value through profit or loss - FVTPL
Financial treasury bills (LFT)	461,403	451,424
Certificates of real estate receivables	321,305	227,337
Investment fund shares	307,294	293,216
Commercial promissory notes	159,751	25,069
Debentures	143,425	125,192
Certificates of agricultural receivables	90,181	83,368
Financial bills	100,098	—
Bank deposit certificates	78,809	101,043
National treasury notes (NTN)	40,762	12,973
Agribusiness credit bills (LCA)	14,687	36,709
Real estate credit bills (LCI)	11,005	1,516
Federal Public Title	—	15,987
Subtotal	1,728,720	1,373,834

Total	23,860,348	23,899,551
As of June 30, 2025, the expected credit losses of securities was R$ 44,841 (December 31, 2024: R$53,487).

30

Notes to the interim condensed consolidated financial statements As of June 30, 2025
b.Breakdown of the carrying amount of securities by maturity, net of provisions for expected credit losses

	06/30/2025
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance
Fair value through other comprehensive income - FVOCI	4,241,272	3,192,279	3,323,325	6,410,747	3,150,097	20,317,720
Financial treasury bills (LFT)	2,407,738	6,566	1,047,701	5,297,142	669,082	9,428,229
Securities issued abroad	896,323	2,970,866	286,165	—	—	4,153,354
National treasury notes (NTN)	448,949	—	598,583	431,193	2,286,955	3,765,680
National treasury bills (LTN)	382,946	205,047	1,164,099	293,043	—	2,045,135
Commercial promissory notes	105,316	9,800	160,401	341,582	—	617,099
Investment fund shares	—	—	9,587	30,391	119,350	159,328
Certificates of real estate receivables	—	—	—	2,654	67,996	70,650
Certificates of agricultural receivables	—	—	56,789	—	—	56,789
Debentures	—	—	—	14,742	6,714	21,456

Amortized cost	85,369	269,209	687,772	85,448	686,110	1,813,908
National treasury notes (NTN)	—	—	—	—	686,110	686,110
Rural product bill	85,369	269,209	184,398	33,538	—	572,514
National treasury bills (LTN)	—	—	503,374	51,910	—	555,284

Fair value through profit or loss - FVTPL	561,772	178,590	276,798	178,941	532,619	1,728,720
Financial treasury bills (LFT)	218,683	84,662	141,302	16,756	—	461,403
Certificates of real estate receivables	32	12	4,022	34,135	283,104	321,305
Investment fund shares	305,591	—	—	—	1,703	307,294
Commercial promissory notes	—	—	—	55,471	104,280	159,751
Debentures	3,307	12,164	22,773	21,763	83,418	143,425
Financial bills	10,931	13,821	39,480	28,044	7,822	100,098
Certificates of agricultural receivables	17	289	29,036	18,515	42,324	90,181
Bank deposit certificates	20,758	51,311	5,997	714	29	78,809
National treasury notes (NTN)	—	—	30,826	—	9,936	40,762
Agribusiness credit bills (LCA)	2,266	7,516	1,359	3,543	3	14,687
Real estate credit bills (LCI)	187	8,815	2,003	—	—	11,005
Total	4,888,413	3,640,078	4,287,895	6,675,136	4,368,826	23,860,348

31

Notes to the interim condensed consolidated financial statements As of June 30, 2025

	12/31/2024
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	906,003	3,694,441	2,912,511	8,559,626	4,839,957	20,912,538
Financial treasury bills (LFT)	—	—	1,031,372	7,612,413	1,993,802	10,637,587
Securities issued abroad	431,417	3,398,685	—	—	—	3,830,102
National treasury notes (NTN)	—	168,034	1,005,067	404,732	2,153,583	3,731,416
National treasury bills (LTN)	451,864	—	744,217	343,973	274,764	1,814,818
Commercial promissory notes	—	122,555	100,993	117,240	252,239	593,027
Investment fund shares	—	—	7,251	31,049	120,414	158,714
Certificates of real estate receivables	11,320	—	—	6,075	32,458	49,853
Certificates of agricultural receivables	10,298	—	23,476	29,367	—	63,141
Debentures	1,104	5,167	135	14,777	12,697	33,880

Amortized cost	—	159,232	719,935	62,173	671,839	1,613,179
National treasury notes (NTN)	—	—	—	—	671,839	671,839
Rural product bill	—	159,232	250,626	13,832	—	423,690
National treasury bills (LTN)	—	—	469,309	48,341	—	517,650

Fair value through profit or loss - FVTPL	362,169	257,234	314,459	124,766	315,206	1,373,834
Financial treasury bills (LFT)	21,622	219,135	194,586	10,977	5,104	451,424
Certificates of real estate receivables	154	35	10,906	36,137	180,105	227,337
Investment fund quotas	288,707	—	4,509	—	—	293,216
Commercial promissory notes	—	—	—	25,069	—	25,069
Debentures	27,854	168	9,176	11,604	76,390	125,192
Certificates of agricultural receivables	32	61	19,374	40,533	23,368	83,368
Bank deposit certificates	23,002	7,759	68,489	412	1,381	101,043
National treasury notes (NTN)	—	—	135	—	12,838	12,973
Agribusiness credit bills (LCA)	642	28,808	7,192	34	33	36,709
Real estate credit bills (LCI)	156	1,268	92	—	—	1,516
Federal Public Title	—	—	—	—	15,987	15,987
Total	1,268,172	4,110,907	3,946,905	8,746,565	5,827,002	23,899,551
11.Derivative financial instruments
Inter&Co engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, futures and terms derivatives.
a.Derivative financial instruments – adjustment to fair value by maturity

	Notional	Amortized cost	Fair value	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	06/30/2025	12/31/2024
Assets
Future derivatives	3,650,637	207	207	—	168	20	19	207	35
Forward derivatives	4,368	483	483	405	78	—	—	483	528
Total assets	3,655,005	690	690	405	246	20	19	690	563

Liabilities
Future derivatives	(14,049,558)	(207)	(207)	—	(165)	(4)	(38)	(207)	(46)
Forward derivatives	(1,206,248)	(27,976)	(27,976)	(27,933)	(43)	—	—	(27,976)	(64,539)
Swap derivatives	(13,500)	(5,010)	(5,010)	(5,010)	—	—	—	(5,010)	(5,463)
Total liabilities	(15,269,306)	(33,193)	(33,193)	(32,943)	(208)	(4)	(38)	(33,193)	(70,048)

Net effect	(11,614,301)	(32,503)	(32,503)	(32,538)	38	16	(19)	(32,503)	(69,485)

32

Notes to the interim condensed consolidated financial statements As of June 30, 2025
b.Forward, future and swap contracts – notional value
Reference value of all derivatives by maturity date is provided below:

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	06/30/2025	12/31/2024
Long position	449,978	3,187,450	16,453	1,124	3,655,005	2,719,142
Future	447,310	3,185,750	16,453	1,124	3,650,637	2,718,614
Forward	2,668	1,700	—	—	4,368	528

Short position	(3,207,378)	(4,553,240)	(2,934,657)	(4,574,031)	(15,269,306)	(12,521,388)
Future	(1,990,855)	(4,550,015)	(2,934,657)	(4,574,031)	(14,049,558)	(11,319,949)
Forward	(1,203,023)	(3,225)	—	—	(1,206,248)	(1,187,939)
Swap	(13,500)	—	—	—	(13,500)	(13,500)

Total	(2,757,400)	(1,365,790)	(2,918,204)	(4,572,907)	(11,614,301)	(9,802,246)
Swap contracts: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of June 30, 2025, Inter had active swap contracts in CDI and liabilities in IGP-M, with a margin deposit and recognized at their fair value in the income statement.
Forward Agreements: Forward contracts were entered into both to mitigate market risks arising from Inter's exposure and to meet specific customer demands. Forward contracts consider the purchase or sale of a given asset based on a previously agreed price, with settlement on a future date.
Futures contracts: Futures contracts were entered into with the aim of mitigating (i) risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) risks arising from the mismatch between interest rates on active positions and funding rates.
Transactions involving derivative financial instruments (futures contracts, currency forwards and swaps) are held in custody at B3 S.A. – BRASIL, BOLSA, BALCÃO.
c.Hedge accounting - exposure
Inter&Co has a risk management strategy through hedging operations to mitigate exposure to interest rates, exchange rate fluctuations, and cash flows. To more accurately reflect the economic results of these strategies in the financial statements, the results are presented using a hedge accounting approach, implemented in accordance with the strategy and purpose of the structure. These may include: (i) Fair Value Hedge, (ii) Cash Flow Hedge, and (iii) Foreign Investment Hedge.
In this context, part of the result of the structure may be recognized directly in the income statement or in Other Comprehensive Income under Equity, net of tax effects, and transferred to the income statement in the event of ineffectiveness or liquidation of the hedge structure.
i.Fair value hedge

Inter&Co's fair value hedging strategies aim to protect exposure to changes in fair value, specifically in interest receipts related to recognized assets. The hedged asset is adjusted to market value, as are the derivatives contracted to hedge it. Gains and losses on hedging instruments and hedged items are recognized simultaneously in profit or loss, reducing accounting volatility.
Below, we present the effects of hedge accounting on Inter&Co's financial position and performance:

33

Notes to the interim condensed consolidated financial statements As of June 30, 2025

	06/30/2025	12/31/2024
Hedge instruments	8,820,776	6,641,295
Future DI (a)	3,347,732	3,218,086
DAP (b)	5,473,044	3,396,865
Swap (b)	—	26,344

Hedge object	8,820,481	6,546,418
Loans (a)	3,347,437	3,165,012
Real estate loans (b)	5,473,044	3,381,406

(a) The hedging instrument used is the DI Future Rate. The hedged asset covers loan portfolios, including FGTS advance withdrawals and payroll loans; and
(b) The hedging instruments used are DAP and SWAP. The hedged asset covers the real estate loan portfolio.
ii.Hedge of investments abroad

Inter&Co's net investment hedging strategies abroad aim to mitigate exposure to exchange rate fluctuations resulting from investments whose functional currency differs from the local currency, which impacts the organization's results. The effective portion of the hedge result is recognized in equity, with only the ineffective portion of the instrument transferred to profit or loss.
In this context, the hedged risk is the exchange rate risk:

	06/30/2025	12/31/2024
Hedge instruments	1,249,592	1,105,326
Future dollar (a)	1,249,592	1,105,326

Hedge object	1,233,124	1,110,573
Investment abroad (b)	1,233,124	1,110,573
(a) The hedging instrument used is the dollar futures contract. The hedged asset is the investments in the subsidiaries (Cayman, Payments and Inter&Co) abroad.
iii.Cash Flow Hedge

Inter&Co's Cash Flow Hedge strategies aim to hedge exposure to variations in future cash flows, particularly interest payments and exchange rate fluctuations. The effective portion of the appreciation or depreciation of hedging instruments is recognized in equity and only transferred to profit or loss in two situations: (i) if the hedge is ineffective; and (ii) upon realization of the hedged asset.

	06/30/2025	12/31/2024
Hedge instruments	1,263,145	1,247,403
Future dollar (a)	82,030	—
Non Deliverable Forward - NDF (b)	1,181,115	1,247,403

Hedge object	1,263,760	1,166,742
Obligations with suppliers (a)	81,857	—
Securities issued abroad (b)	1,181,903	1,166,742
(a) The hedging instrument used is the dollar futures contract. The hedged asset is dollar-indexed supplier obligations.
(b) The hedging instrument used is NDFs (MXN x BRL). The hedged asset is Mexican government bonds.

34

Notes to the interim condensed consolidated financial statements As of June 30, 2025
12.Loans and advances to customers, net of provisions for expected credit losses
a.Breakdown of balance

	06/30/2025		12/31/2024
Real estate loans	13,312,029	33.08%	11,250,187	31.60%
Credit card	12,995,860	32.30%	11,799,890	33.15%
Personal loans	9,955,975	24.74%	8,236,791	23.14%
Business loans	3,683,260	9.15%	3,968,591	11.15%
Agribusiness loans	289,642	0.72%	340,834	0.96%
Total	40,236,766	100.00%	35,596,293	100.00%

Provision for expected credit losses	(2,457,260)		(2,268,938)

Net balance	37,779,506		33,327,355
b.Breakdown by maturity

	06/30/2025	12/31/2024
Overdue by 1 day or more	4,418,955	3,949,602
To fall due in up to 3 months	3,785,102	3,807,585
To fall due between 3 to 12 months	10,158,118	9,242,130
To fall due in more than 12 months	21,874,591	18,596,976
Total	40,236,766	35,596,293

35

Notes to the interim condensed consolidated financial statements As of June 30, 2025
c.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 06/30/2025	Ending balance at 12/31/2024
Credit card	10,330,639	(1,129,480)	(2,107)	707,355	—	(1,690,687)	—	3,244,747	11,460,467	10,330,639
Real estate loans	10,196,928	(1,356,256)	(10,569)	972,564	8,973	(577,768)	—	2,861,203	12,095,075	10,196,928
Personal loans	7,389,879	(361,143)	(44,598)	231,035	170,780	(1,028,957)	—	2,850,739	9,207,735	7,389,879
Business loans	3,887,678	(128,221)	(2,796)	41,921	—	(3,609,554)	—	3,379,209	3,568,237	3,887,678
Agribusiness loans	340,834	(3,748)	(743)	—	—	(139,922)	—	88,730	285,151	340,834
Total	32,145,958	(2,978,848)	(60,813)	1,952,875	179,753	(7,046,888)	—	12,424,628	36,616,665	32,145,958

Stage 2	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 06/30/2025	Ending balance at 12/31/2024
Credit card	281,503	(707,355)	(865,785)	1,129,480	1,620	(928,529)	—	1,450,006	360,940	281,503
Real estate loans	835,131	(972,564)	(441,070)	1,356,256	52,676	(72,477)	—	(7,061)	750,891	835,131
Personal loans	257,816	(231,035)	(171,481)	361,143	26,843	(81,517)	—	(20,425)	141,344	257,816
Business loans	44,090	(41,921)	(77,787)	128,221	1,178	(6,408)	—	(5,698)	41,675	44,090
Agribusiness loans	—	—	(3,748)	3,748	—	—	—	—	—	—
Total	1,418,540	(1,952,875)	(1,559,871)	2,978,848	82,317	(1,088,931)	—	1,416,822	1,294,850	1,418,540

Stage 3	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 06/30/2025	Ending balance at 12/31/2024
Credit card	1,187,748	—	(1,620)	2,107	865,785	(198,867)	(703,249)	22,549	1,174,453	1,187,748
Real estate loans	218,128	(8,973)	(52,676)	10,569	441,070	(135,884)	—	(6,171)	466,063	218,128
Personal loans	589,096	(170,780)	(26,843)	44,598	171,481	(198,141)	(181,048)	378,533	606,896	589,096
Business loans	36,823	—	(1,178)	2,796	77,787	(7,144)	(10,914)	(24,822)	73,348	36,823
Agribusiness loans	—	—	—	743	3,748	—	—	—	4,491	—
Total	2,031,795	(179,753)	(82,317)	60,813	1,559,871	(540,036)	(895,211)	370,089	2,325,251	2,031,795

Consolidated					Opening balance at 01/01/2025	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 06/30/2025	Ending balance at 12/31/2024
Credit card					11,799,890	(2,818,083)	(703,249)	4,717,302	12,995,860	11,799,890
Real estate loans					11,250,187	(786,129)	—	2,847,971	13,312,029	11,250,187
Personal loans					8,236,791	(1,308,615)	(181,048)	3,208,847	9,955,975	8,236,791
Business loans					3,968,591	(3,623,106)	(10,914)	3,348,689	3,683,260	3,968,591
Agribusiness loans					340,834	(139,922)	—	88,730	289,642	340,834
Total					35,596,293	(8,675,855)	(895,211)	14,211,539	40,236,766	35,596,293

36

Notes to the interim condensed consolidated financial statements As of June 30, 2025
d.Analysis of changes in expected credit losses by stage
(Consider expected losses from credit operations and commitments to be honored)

Stage 1	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 06/30/2025	Ending balance at 12/31/2024
Credit card	427,310	(203,643)	(1,582)	80,095	—	—	324,029	626,209	427,310
Real estate loans	61,494	(72,215)	(1,658)	11,198	45	—	51,360	50,224	61,494
Personal loans	81,172	(82,521)	(28,923)	12,331	15,708	—	123,877	121,644	81,172
Business loans	10,640	(9,124)	(559)	150	—	—	18,241	19,348	10,640
Agribusiness loans	6,993	(335)	(119)	—	—	—	(3,046)	3,493	6,993
Total	587,609	(367,838)	(32,841)	103,774	15,753	—	514,461	820,918	587,609

Stage 2	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 06/30/2025	Ending balance at 12/31/2024
Credit card	172,247	(80,095)	(669,694)	203,643	1,161	—	566,500	193,762	172,247
Real estate loans	49,709	(11,198)	(69,894)	72,215	740	—	(8,313)	33,259	49,709
Personal loans	56,509	(12,331)	(121,275)	82,521	10,932	—	18,408	34,764	56,509
Business loans	4,670	(150)	(23,645)	9,124	13	—	13,567	3,579	4,670
Agribusiness loans	—	—	(645)	335	—	—	310	—	—
Total	283,135	(103,774)	(885,153)	367,838	12,846	—	590,472	265,364	283,135

Stage 3	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 06/30/2025	Ending balance at 12/31/2024
Credit card	970,797	—	(1,161)	1,582	669,694	(703,250)	21,220	958,882	970,797
Real estate loans	66,626	(45)	(740)	1,658	69,894	—	(49,635)	87,758	66,626
Personal loans	441,441	(15,708)	(10,932)	28,923	121,275	(181,047)	83,905	467,857	441,441
Business loans	17,276	—	(13)	559	23,645	(10,914)	8,466	39,019	17,276
Agribusiness loans	(1)	—	—	119	645	—	517	1,280	(1)
Total	1,496,139	(15,753)	(12,846)	32,841	885,153	(895,211)	64,473	1,554,796	1,496,139

Consolidated					Opening balance at 01/01/2025	Write-off for loss	Constitution/ (Reversal)	Ending balance at 06/30/2025	Ending balance at 12/31/2024
Credit card					1,570,354	(703,249)	911,749	1,778,853	1,570,354
Real estate loans					177,829	—	(6,588)	171,241	177,829
Personal loans					579,122	(181,048)	226,190	624,265	579,122
Business loans					32,586	(10,914)	40,274	61,946	32,586
Agribusiness loans					6,992	—	(2,219)	4,773	6,992
Total					2,366,883	(895,211)	1,169,406	2,641,078	2,366,883

37

Notes to the interim condensed consolidated financial statements As of June 30, 2025
13.Property and equipment
a.Breakdown of property and equipment:

		06/30/2025			12/31/2024
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	251,331	(45,348)	205,983	240,957	(28,659)	212,298
Right-of-use assets - buildings and equipment	4% - 10%	134,721	(21,985)	112,736	110,823	(9,796)	101,027
Buildings	4%	52,094	(17,047)	35,047	50,359	(15,175)	35,184
Data processing systems	20%	34,315	(14,187)	20,128	30,461	(13,608)	16,853
Construction in progress		3,651	—	3,651	4,580	—	4,580
Total		476,112	(98,567)	377,545	437,180	(67,238)	369,942
b.Changes in property and equipment:

	Furniture and equipment	Right-of-use assets - buildings and equipment	Buildings	Data processing systems	Construction in progress	Total
Balance as of December 31, 2024	212,298	101,027	35,184	16,853	4,580	369,942
Addition	19,280	28,121	155	4,821	687	53,065
Write-offs	(6,734)	(4,223)	(36)	(967)	—	(11,961)
Transfers	—	—	1,616	—	(1,616)	—
Depreciation	(16,689)	(12,189)	(1,872)	(579)	—	(31,329)
Exchange rate changes	(2,172)	—	—	—	—	(2,172)
Balance as of June 30, 2025	205,983	112,736	35,047	20,128	3,651	377,545

Balance as of December 31, 2023	25,138	108,680	28,166	3,543	2,020	167,547
Addition	20,546	5,506	2,918	480	722	30,172
Depreciation	(789)	(326)	(2,912)	(124)	—	(4,151)
Exchange rate changes	142		(63)	—	—	79
Balance as of June 30, 2024	45,037	113,860	28,109	3,899	2,742	193,647

38

Notes to the interim condensed consolidated financial statements As of June 30, 2025
14.Intangible assets
a.Breakdown of intangible assets

		06/30/2025			12/31/2024
	Annual amortization rate	Historical cost	(Accumulated amortization)	Carrying Amount	Historical cost	(Accumulated amortization)	Carrying Amount
Goodwill		797,586	—	797,586	798,275	—	798,275
Intangible assets in progress		499,772	—	499,772	460,783	—	460,783
Development costs	20	646,790	(252,599)	394,191	530,228	(204,850)	325,378
Right of use	17%	721,213	(446,763)	274,450	628,654	(381,765)	246,889
Customer portfolio	20	13,965	(9,237)	4,728	13,965	(9,237)	4,728
Total		2,679,326	(708,599)	1,970,727	2,431,905	(595,852)	1,836,053
b.Changes in intangible assets

	Goodwill	Intangible assets in progress	Development costs	Right of use	Customer portfolio	Total

Balance as of December 31, 2024	798,275	460,783	325,378	246,889	4,728	1,836,053
Addition	—	156,256	—	93,164	—	249,420
Write-offs	—	(705)	—	(605)	—	(1,310)
Transfers	—	(116,562)	116,562	—	—	—
Amortization	—	—	(47,749)	(64,998)	—	(112,747)
Exchange rate changes	(689)	—	—	—	—	(689)
Balance as of June 30, 2025	797,586	499,772	394,191	274,450	4,728	1,970,727

Balance as of December 31, 2023	635,735	288,045	241,711	173,217	6,596	1,345,304
Addition	—	132,831	—	280,739	—	413,570
Write-offs	—	(6,212)	—	(20)	—	(6,232)
Transfers	—	5,257	10,227	(15,484)	—	—
Amortization	—	—	(35,644)	(54,205)	(935)	(90,784)
Balance as of June 30, 2024	635,735	419,921	216,294	384,247	5,661	1,661,858

39

Notes to the interim condensed consolidated financial statements As of June 30, 2025
15.Other assets

	06/30/2025	12/31/2024
Recoverable taxes	590,725	630,457
Prepaid expenses (a)	551,063	505,127
Sundry debtors (c)	494,944	267,636
Commissions and bonus receivable (b)	259,318	211,871
Premium or discount on transfer of financial assets	256,112	216,790
Pending settlements (d)	151,595	49,342
Advance on exchange contract	128,853	1,226
Unbilled services provided	106,047	115,243
Amount receivable from the sale of investments	44,613	83,194
Advances to third parties	41,279	23,369
Agreements on sales of properties receivable	24,061	54,582
Early settlement of credit operations	13,288	4,039
Others	125,014	323,269
Total	2,786,912	2,486,145
(a) The cost of acquiring customers for the digital account and portability expenses to be appropriated;
(b) Refers mainly to bonuses receivable from commercial contracts signed with Mastercard, Liberty and Sompo;
(c) Refers mainly to processing portability amounts, credit card processing amounts, negotiation and intermediation of amounts and debtors for judicial deposit; and
(d) Pending settlements: refers mainly to settlement balances receivable from B3.
16.Liabilities with financial and similar institutions

	06/30/2025	12/31/2024
Payables with credit card network	10,151,378	8,956,528
Securities sold under agreements to repurchase	3,088,200	1,725,852
Interbank deposits	535,351	517,072
Others	110,218	120,125
Total	13,885,147	11,319,577
17.Liabilities with customers

	06/30/2025	12/31/2024
Time deposits	43,392,647	39,228,575
Savings deposits	1,705,232	1,883,432
Demand deposits	1,037,178	1,415,427
Creditors by resources to release	532,286	275,795
Total	46,667,343	42,803,229
18.Securities issued

	06/30/2025	06/30/2024
Real estate credit bills	9,849,026	9,182,632
Real estate guaranteed credit bills	545,371	337,952
Agribusiness credit bills	215,243	184,618
Financial Bills (a)	768,619	185,017
Total	11,378,259	9,890,219
(a) Issuance of Subordinated Financial Letters (LFSN) in april/25, in the amount of R$ 500 million.

40

Notes to the interim condensed consolidated financial statements As of June 30, 2025
19.Borrowings and on-lending

	06/30/2025	12/31/2024
Obligations for loans abroad (a)	457,332	—
Onlending obligations - Tesouro Funcafé (b)	94,650	104,400
Onlending obligations – CEF (c)	18,955	18,116
Onlending obligations – BNDES (d)	1,147	5,603
Others	473	805
Total	572,557	128,924
(a) Loans raised between Jan/25 and Jun/25 with rates of 5,81% to 5,90% p.a;
(b) Refers to rural credit operations with Funcafé (at a fixed rate of 8% p.a.);
(c) Refers to on-lending operations for real estate loans taken out with Caixa Econômica Federal (at rates of between 4.5% and 8.2% p.a.); and
(d) Refers to Working Capital operations with BNDES (at a fixed rate of up to 6.87% p.a.).
20.Tax liabilities

	06/30/2025	12/31/2024
Income tax and social contribution	386,468	462,501
PIS/COFINS	54,247	46,627
INSS/FGTS	10,678	23,070
Others	73,371	42,231
Total	524,764	574,429
21.Provisions and contingent liabilities

	06/30/2025	12/31/2024
Provision for legal and administrative proceedings	54,744	53,792
Provision for expected credit losses on loan commitments (a)	183,818	97,945
Provision for financial guarantees	5,367	3,525
Total	243,929	155,262
(a) Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.
a.Provisions for legal an administrative proceedings
The Group's legal entities, in the normal course of their activities, are parties to legal proceedings of a fiscal nature (tax and social security), labor, and civil matters. The respective provisions were established taking into consideration current laws, applicable regulations, the opinion of legal advisors, the nature and complexity of the cases, jurisprudence, past experience, and other relevant criteria that allow for the most adequate estimation possible.
i.Labor lawsuits
These are legal actions whose objective is to obtain compensation of a labor nature. The provisioned amounts refer, for the most part, to proceedings that discuss potential labor rights, such as claims for overtime pay and salary equalization. At Inter&Co, the methodology used for provisioning these contingencies is based on calculating the average ticket of concluded labor lawsuits, considering the total value of finalized proceedings divided by the amount effectively disbursed over the last 36 months.

41

Notes to the interim condensed consolidated financial statements As of June 30, 2025
ii.Civil lawsuits
These comprise demands that aim, predominantly, for compensation for material and moral damages related to the Group's products and services, including declaratory and reparatory actions, matters referring to compliance with the 30% limit for payroll deductions of borrowers, requests for document presentation, and contract revision actions. The provisioning methodology adopted by Inter&Co for these contingencies is based on calculating the average ticket of finalized civil proceedings, obtained by dividing the total value of concluded actions by the amount effectively paid over the last 24 months.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2024	13,924	39,868	53,792
Provisions, net of (reversals and write-offs)	4,423	23,374	27,797
Payments	(3,508)	(23,337)	(26,845)
Balance at June 30, 2025	14,839	39,905	54,744

Balance at December 31, 2023	5,982	33,386	39,368
Provisions, net of (reversals and write-offs)	2,079	19,375	21,454
Payments	(1,190)	(13,920)	(15,110)
Balance at June 30, 2024	6,871	38,841	45,712
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, an infraction notice was issued (regarding expenses considered non-deductible) requiring the collection of income tax and social contribution amounts relating to the calendar years 2008 to 2009. As of June 30, 2025, the amount at risk of the action totals R$31,160 (December 31, 2024: R$30,312), while the total amount of the action corresponds to R$65,077 (December 31, 2024: R$63,301).
ii.COFINS
Inter is challenging COFINS assessments for the period from 1999 to 2014.
Before the publication of Law No. 12,973/14, which modified the understanding regarding the inclusion of financial revenues in COFINS calculation basis, there was discussion about the expansion of the calculation basis for said contribution promoted by paragraph 1 of article 3 of Law No. 9,718/98.
In 2005, Inter obtained a favorable final court decision (res judicata) from the Federal Supreme Court that ensured the financial institution's right to collect COFINS based only on service revenue, instead of total revenue which would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or performed payment of the obligation. In 2006, through a favorable decision from the Federal Supreme Court and express consent from the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use credits, for amounts previously overpaid, against current obligations, was approved without contestation by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service questioned the procedures adopted by Inter, applying the understanding that financial revenues should be included in COFINS calculation basis.
After the publication of Law 12,973/14, Inter modified its procedures to include financial revenues in COFINS calculation basis, so that the taxable events involved in Inter's discussions all predate the law.

42

Notes to the interim condensed consolidated financial statements As of June 30, 2025
Currently, the application of res judicata is being discussed in a specific legal action that ensured Inter's right not to collect COFINS on its financial revenues, such that the Federal Supreme Court ruling in Theme 372 does not directly affect Inter's discussions. As of June 30, 2025, the amount at risk of the action totals R$70,746 (December 31, 2024: R$68,738), while the total amount of the action corresponds to R$158,240 (December 31, 2024: R$153,760).
22.Other liabilities

	06/30/2025	12/31/2024
Payments to be processed (a)	1,263,365	1,896,283
Pending settlements (b)	119,573	50,202
Social and statutory provisions	177,582	206,392
Lease liabilities (Note 22.b)	125,273	113,690
Agreements	60,353	19,755
Contract liabilities (c)	36,416	38,205
Other liabilities	127,183	58,405
Total	1,909,745	2,382,932
(a)    The balance is substantially composed of: (i) credit operation installments to be transferred, (ii) payment orders to be settled, (iii) suppliers to be paid, (iv) liabilities from business combination and (v) fees to be paid;
(b)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5; and
(c) The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

a.Lease liabilities
The changes in lease liabilities in the year ended June 30, 2025 and year ended December 31, 2024 are as follows:

Balance at December 31, 2024	113,690
Payments	(17,104)
Accrued interest	28,687
Ending balance at June 30, 2025	125,273

Balance at December 31, 2023	120,395
New contracts	890
Payments	(19,416)
Accrued interest	24,245
Ending balance at June 30, 2024	126,114
b.    Lease maturity
The maturity of the lease liabilities as of June 30, 2025 and December 31, 2024 is as follows:

	06/30/2025	12/31/2024
Up to 1 year	3,826	1,011
From 1 year to 5 years	121,447	10,584
Above 5 years	—	102,095
Total	125,273	113,690

43

Notes to the interim condensed consolidated financial statements As of June 30, 2025
23.Equity
a.Share capital

Date	Class A	Class B	Total
06/30/2025	323,003,813	117,037,105	440,040,918
12/31/2024	322,664,816	117,037,105	439,701,921
As of June 30, 2025, Inter & Co, Inc.'s authorized share capital is US$50,000, divided into 20,000,000,000 shares with a nominal value of US$0.0000025 each, being (i) 10,000,000,000 Class A ordinary shares, (ii) 5,000,000,000 Class B ordinary shares, and (iii) 5,000,000,000 regardless of class, with rights designated by the Company's Board of Directors regardless of class. Inter & Co, Inc.'s paid-in share capital is R$13 as of June 30, 2025 (December 31, 2024: R$13).
On January 16, 2024, Inter&Co announced the commencement of the public offering of 36,800,000 (thirty-six million eight hundred thousand) Class A ordinary shares. The offering was priced on January 18, 2024 at US$4.40 (R$21.74) per share and the final settlement of the offering occurred on February 20, 2024, resulting in gross proceeds of R$823,036 and equity issuance costs of R$(38,768). This movement is classified in capital reserves.
In 2025, a total of 2,250 new Class A ordinary shares were issued, intended for beneficiaries of our incentive plans.
b.Reserves
As of June 30, 2025, the reserves amounted to R$ 10,206,691 (December 31, 2024: R$9,793,992).
c.Other comprehensive income
As of June 30, 2025, Inter&Co, Inc. has accumulated other comprehensive income in shareholders' equity of R$(917,096) (December 31, 2024: R$(898,830)), an amount composed of the net value of financial assets measured at FVOCI, foreign exchange adjustment of foreign subsidiary, and the respective tax effects.
d.Dividends and interest on equity
On February 26, 2025, Inter&Co Inc. made dividend payments to the amount R$203,593 to its shareholders. The amount of R$30,194 was distributed to non-controlling shareholders.
e.Basic and diluted earnings per share
Basic and diluted earnings per share is as follows:

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Profit (loss) attributable to Owners of the company (In thousands of Reais)	315,131	206,479	601,720	389,272
Average number of shares outstanding	439,784,460	432,814,798	439,784,460	432,814,798
Basic earnings per share (R$)	0.72	0.48	1.37	0.90
Diluted earnings per share (R$)	0.71	0.47	1.36	0.89
Basic and diluted earnings per share are presented based on the two classes of shares, A and B, and are calculated by dividing net income attributable to the controlling shareholder by the weighted average number of shares of each class outstanding during the periods.

44

Notes to the interim condensed consolidated financial statements As of June 30, 2025
As of June 30, 2025, Inter & Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects resulted from granted shares of share-based payment plans, with a weighted average quantity of 3,602,844.
f.Non-controlling interest
As of June 30, 2025, the non-controlling interests balance is R$98,224 (December 31, 2024: R$177,132).
g.Reflex reserve
As of June 30, 2025, the mirror reserve is R$8,633 (December 31, 2024: R$43,074). The mirror reserve is composed primarily of share-based payments settled with equity instruments of Banco Inter.
h.    Treasury shares
As of June 30, 2025, there were no treasury shares.
24.Net interest income

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Interest income
Personal loans	609,166	204,785	1,082,690	479,911
Real estate loans	507,523	291,199	950,992	587,400
Credit card	446,533	369,048	850,208	721,448
Prepayment of receivables	246,467	53,645	487,164	113,307
Business loans	136,543	152,218	263,766	276,857
Amounts due from financial institutions	65,647	99,401	97,385	216,830
Others	116,335	2,119	202,879	(5,807)
Total	2,128,214	1,172,415	3,935,084	2,389,946

Interest expenses
Term deposits	(855,437)	(447,291)	(1,553,243)	(879,964)
Funding in the open market	(464,565)	(238,004)	(853,210)	(486,180)
Saving	(30,809)	(24,599)	(61,115)	(48,052)
Financial institutions deposits	(17,627)	(42,552)	(32,866)	(85,444)
Others	(55,520)	(20,197)	(102,544)	(35,250)
Total	(1,423,958)	(772,643)	(2,602,978)	(1,534,890)

45

Notes to the interim condensed consolidated financial statements As of June 30, 2025
25.Income from securities, derivatives and foreign exchange

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Income from securities	802,844	456,585	1,540,291	903,304
Fair value through other comprehensive income	687,623	381,322	1,299,365	761,714
Fair value through profit or loss	111,472	63,158	233,715	112,384
Amortized cost	3,749	12,105	7,211	29,206
Income from Derivatives	(54,549)	173,311	(73,736)	241,973
Future dollar contracts	62,368	(22,518)	138,104	(18,924)
Forward contracts	(21,899)	15,229	(48,990)	14,017
Futures contracts and swaps (a)	(95,018)	180,600	(162,850)	246,880
Revenue foreign exchange (b)	16,956	12,198	33,440	33,953
Total	765,251	642,094	1,499,995	1,179,230
(a) Mark-to-market adjustments of the hedged item offset the hedge accounting derivatives results; and.
(b) Previously reported in the income statement as other income.
26.Net revenues from services and commissions

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Interchange	332,674	254,701	641,015	496,592
Commission and brokerage fees	193,901	189,250	387,522	335,317
Fund management and investment fees	40,628	27,596	74,229	56,328
Banking and credit operations	10,830	27,810	22,727	53,648
Other	14,005	17,465	30,565	42,745
Inter Loop (a)	(38,534)	(28,632)	(74,510)	(58,718)
Cashback expenses (b)	(58,376)	(91,045)	(126,496)	(154,427)
Total	495,128	397,145	955,052	771,485

(a)    This refers to a loyalty and rewards program offered by Banco Inter. Through this program, Banco Inter customers accumulate points on their transactions and financial operations and can redeem them for benefits, discounts, products or services; and
(b)     These refer to amounts paid to customers as incentives for purchasing or using products.

27.Other revenues

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Card network revenue	35,811	21,069	71,068	38,531
Performance fees (a)	11,653	16,727	20,783	40,991
Revenue from sale of goods	5,857	4,450	12,302	8,765
Capital gains	1,965	5,534	13	8,789
Others	26,158	24,750	33,371	43,657
Total	81,444	72,530	137,537	140,733
(a)     It consists substantially of the results from the commercial agreement between Inter and Mastercard, B3, and Liberty, which offer performance bonuses as agreed targets are achieved.

46

Notes to the interim condensed consolidated financial statements As of June 30, 2025
28.Impairment losses on financial assets

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Impairment expense for loans and advances to customers	(631,185)	(506,629)	(1,169,406)	(974,404)
Recovery of written-off credits assets	63,221	75,058	90,656	129,067
Others	(1,285)	10,323	(4,180)	13,041
Total	(569,249)	(421,248)	(1,082,930)	(832,296)
29.Administrative expenses

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Data processing and information technology	(258,689)	(172,654)	(511,980)	(380,099)
Third party services and financial system services	(115,931)	(83,347)	(251,865)	(150,524)
Advertisement and marketing	(67,141)	(48,967)	(126,334)	(83,068)
Rent, condominium fee and property maintenance	(13,876)	(13,704)	(25,971)	(31,326)
Provisions for contingencies	(16,036)	(11,920)	(27,797)	(21,454)
Insurance expenses	(2,246)	(4,555)	(4,145)	(9,164)
Others	(66,112)	(67,680)	(120,139)	(122,436)
Total	(540,030)	(402,827)	(1,068,230)	(798,071)
30.Personnel expenses

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Salaries	(131,700)	(104,747)	(252,320)	(207,152)
Benefits	(82,920)	(65,313)	(155,555)	(119,422)
Social security charges	(39,936)	(31,301)	(79,172)	(63,625)
Others	(2,209)	(2,846)	(4,591)	(4,471)
Total	(256,765)	(204,207)	(491,638)	(394,670)

31.Tax expenses

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
PIS/COFINS	(117,874)	(73,630)	(209,244)	(141,957)
ISSQN	(17,198)	(22,382)	(33,819)	(26,732)
Taxes on interest on own capital	(26,321)	(8,587)	(44,727)	(8,587)
Others (a)	(15,487)	5,181	(25,146)	(8,472)
Total	(176,880)	(99,418)	(312,936)	(185,749)
(a)     It comprises, primarily, IOF (Tax on Financial Operations) expenses levied on foreign exchange operations related to overseas tax payments and also includes various administrative fees.

47

Notes to the interim condensed consolidated financial statements As of June 30, 2025
32.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Current income tax and social contribution expenses
Current year	(6,124)	(116,956)	(265,897)	(204,879)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	(89,745)	47,059	113,619	79,095
Provision for contingencies	556	1,221	398	2,811
Adjustment of financial assets to fair value	1,261	(34,596)	(13,632)	(45,450)
Other temporary differences	48,712	(2,145)	68,682	24,259
Tax losses carried forward	(10,520)	30,474	(13,803)	(9,291)
Others	4,499	—	8,513	—
Total deferred income tax and social contribution	(45,237)	42,013	163,777	51,424
Total income tax	(51,361)	(74,943)	(102,120)	(153,455)
b.Reconciliation of effective rate current income tax expense

	Quarter		Semester
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Profit before tax	383,527	297,607	741,072	571,340
Income tax and social contribution - (45%) (a)	(172,587)	(133,923)	(333,482)	(257,103)

Tax effect of
Dividend paid as interest on equity	43,243	13,600	58,618	30,608
Non-taxable income (non-deductible expenses) net	63,771	44,628	111,226	49,689
Tax incentives	—	(771)	—	—
Subsidiaries subject to different tax regimes and rates	27,674	7,380	54,618	17,618
Others	(13,462)	(5,857)	6,900	5,733
Total income tax	(51,361)	(74,943)	(102,120)	(153,455)

Effective tax rate	(13)%	(25)%	(14)%	(27)%

Total deferred income tax and social contribution	(45,237)	42,013	163,777	51,424
Total income tax and social contribution expenses	(6,124)	(116,956)	(265,897)	(204,879)

(a)    Banco Inter's results represent the largest impact on the total amount of taxes, therefore we present the 45% rate, which is the nominal rate currently in effect for banks under Brazilian legislation.

48

Notes to the interim condensed consolidated financial statements As of June 30, 2025
c.Changes in the balances of deferred taxes

	12/31/2024	Constitution	Realization	06/30/2025
Deferred tax assets
Provision for impairment losses on loans and advances	815,679	135,494	(21,876)	929,297
Adjustment of financial assets to fair value	442,773	373,383	(442,773)	373,383
Tax losses carried forward	336,535	1,918	(15,721)	322,732
Hedge Accounting	39,187	7,334	—	46,521
Provision for contingencies	24,831	23,906	(23,508)	25,229
Other temporary differences	46,049	22,329	(46,049)	22,329
Subtotal	1,705,054	564,364	(549,927)	1,719,491

Deferred tax liabilities
Hedge Accounting	(17,356)	(66,953)	—	(84,309)
Capital gains from assets in business combinations	(11,357)	(244)	1,959	(9,642)
Deferred income	(32,790)	(889)	(2,520)	(36,199)
Subtotal	(61,503)	(68,086)	(561)	(130,150)

Total net deferred tax assets (liabilities) (a)	1,643,551	496,278	(550,488)	1,589,341

(a)    The recognition of these deferred tax assets and liabilities is based on the expectation of generating future taxable profits and is supported by technical studies and earnings projections.

	Balance at 12/31/2023	Constitution	Realization	Balance at 06/30/2024
Deferred tax assets
Provision for impairment losses on loans and advances	630,817	400,969	(321,874)	709,912
Adjustment of financial assets to fair value	137,729	236,148	(125,636)	248,241
Tax losses carried forward	164,831	37,238	(45,992)	156,077
Provision for contingencies	17,720	10,219	(7,408)	20,531
Other temporary differences	82,438	77,755	(76,689)	83,504
Subtotal	1,033,535	762,329	(577,599)	1,218,265

Deferred tax liabilities
Hedge accounting	(4,637)	—	2,015	(2,622)
Capital gains from assets in business combinations	(27,902)	—	27,929	27
Deferred Income	—	(27,045)	—	(27,045)
Subtotal	(32,539)	(27,045)	29,944	(29,640)

Total net deferred tax assets (liabilities) (a)	1,000,996	735,284	(547,655)	1,188,625

(a)    The recognition of these deferred tax assets and liabilities is based on the expectation of generating future taxable profits and is supported by technical studies and earnings projections.

49

Notes to the interim condensed consolidated financial statements As of June 30, 2025
33.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which stock options were granted to Inter's management and executives for the acquisition of Banco Inter S.A. shares.
On January 4, 2023, an Extraordinary General Meeting of Inter&Co, Inc. was held, at which the migration of share-based payment plans was approved, with the consequent assumption by Inter&Co of Banco Inter S.A.'s obligations arising from the active plans and respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally adjusted. Thus, for every 6 stock options of ordinary or preferred shares of Banco Inter S.A., the beneficiary will have 1 stock option of Inter&Co Class A Share. Additionally, the re-pricing of the exercise price of options granted in 2022, which had not yet been exercised, was approved. Upon re-pricing, a new calculation of the fair value of the granted and unexercised options was performed, resulting in an additional amount of R$15,990 of incremental expense, to be recognized over the remaining vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees
Changes in the options of each plan for the period ended June 30, 2025 and supplementary information are shown below:

Grant Date	12/31/2024		Granted		Expired/Cancelled		Exercised		06/30/2025
2018	71,999		—		—		71,999		—
2020	2,443,088		—		25,350		165,975		2,251,763
2022	2,644,725		—		90,075		107,250		2,447,400
Total	5,159,812		—		115,425		345,224		4,699,163
Weighted average price of the shares	R$	18.15	R$	—	R$	16.82	R$	15.53	R$	18.38

Grant Date	12/31/2023	Granted		Expired/Cancelled	Exercised	12/31/2024
2018	115,799	—		—	43,800	71,999
2020	2,519,138	—		8,325	67,725	2,443,088
2022	2,815,750	—		77,125	93,900	2,644,725
Total	5,450,687	—		85,450	205,425	5,159,812
Weighted average price of the shares	R$ 17,98	R$	—	R$ 16,08	R$ 14,56	R$ 18,15

50

Notes to the interim condensed consolidated financial statements As of June 30, 2025
The fair values of the 2018 and 2020 plans were estimated based on the Black & Scholes option pricing model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
For the period ended June 30, 2025, R$10,073 in employee benefit expenses were recognized (June 30, 2024: R$10,136).
a.2) Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter & Co Payments, Inc. by Inter, it was established that part of the payment to key executives of the acquired entity would be made through the migration of Inter & Co Payments, Inc.'s share-based payment plan, with an amendment to provide that the stock option could be exercised on Inter&Co Class A shares and/or Inter & Co restricted Class A shares, as applicable, in place of Inter & Co Payments, Inc. shares. Considering the characteristics of the contract entered into between the parties, expenses associated with the granted options are treated as compensation expense to be recognized during the term of the exercisable options and based on the continued employment of such key executives.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price (a)	Participants	Vesting date of 100% of shares
2022	489,386	Up 3 years	R$ 10,48 per Class A	Key Executives	12/30/2024

(a)    Number of options and strike price from Inter&Co Payments, Inc.’s equity incentive plan has been agreed by the Parties at the time of the acquisition. The number of options and strike price, after the Company’s reorganization and listing on Nasdaq have been recalculated in accordance with the rate between Inter’s shares and the Company’s Class A Shares. According to the contract signed between the parties, the corresponding amount is USD 1.92. The values presented in reais were converted using the dollar FX rate as of June 30, 2025.

All put options that had been granted were exercised, with the last tranche exercised on January 7, 2025.

51

Notes to the interim condensed consolidated financial statements As of June 30, 2025
The movements of Inter & Co Payments, Inc. granted instruments as of June 30, 2025 and supplementary information are shown below:

Grant Date	12/31/2024		Granted Options		Expired/Cancelled		Exercised		6/30/2025
2022	489,386		—		—		235,930		253,456
Total	489,386		—		—		235,930		253,456
Weighted average price of the shares	R$	11.89	R$	—	R$	—	R$	10.48	R$	10.48

Grant Date	12/31/2023		Granted Options		Expired/Cancelled		Exercised		12/31/2024
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	11.89

Grant Date	12/31/2024	Granted Shares	Expired/Cancelled	Put option exercise	6/30/2025
2022	282,683	—	—	282,683	—
Total	282,683	—	—	282,683	—

Grant Date	12/31/2023	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2024
2022	482,625	—	—	199,942	282,683
Total	482,625	—	—	199,942	282,683
For the period ending on June 30, 2025, the amount of R$ 3,798 (June 30, 2024: R$ 8,364) was recognized as employee benefit expenses in the income statement of the Company.
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and provide these individuals with incentives to align their interests with those of the Company's shareholders.
The Omnibus Incentive Plan is administered by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to Company employees.
In 2023, the Company granted 2,155,500 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of June 30, 2025, 179,000 granted RSUs had expired and 1,074,750 RSUs had been exercised.
In 2024, the Company granted 2,115,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of June 30, 2025, 136,750 granted RSUs had expired and 523,750 RSUs had been exercised.
In the first half of 2025, the Company granted 2,382,522 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of June 30, 2025, 95,666 granted RSUs had expired.

52

Notes to the interim condensed consolidated financial statements As of June 30, 2025
See table below:

06/30/2025
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	2,0	4.0	2,140,500	890,500
11/01/2023	25%	R$22.99	3,0	4.0	15,000	11,250
02/01/2024	25%	R$25.22	3,0	4.0	10,000	—
04/01/2024	25%	R$29.11	3,0	4.0	120,000	80,000
04/26/2024	25%	R$26.27	3,0	4.0	1,795,000	1,254,500
06/04/2024	25%	R$30.35	3,0	4.0	60,000	45,000
07/01/2024	25%	R$33.07	2,0	3.0	50,000	37,500
07/17/2024	25%	R$36.47	3,0	4.0	30,000	—
09/04/2024	25%	R$40.39	2,0	3.0	50,000	37,500
01/29/2025	25%	R$28.18	4,0	4.0	1,850,000	1,790,000
01/31/2025	25%	R$29.02	4,0	4.0	190,522	154,856
02/24/2025	25%	R$28.03	4,0	4.0	10,000	10,000
05/09/2025	25%	R$38.41	4,0	4.0	30,000	30,000
06/02/2025	25%	R$38.56	3,0	4.0	302,000	302,000
Total					6,653,022	4,643,106

12/31/2024
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	2,0	4.0	2,140,500	963,500
01/11/2023	25%	R$22.99	3,0	4.0	15,000	11,250
02/01/2024	25%	R$25.22	3.0	4.0	10,000	7,500
04/01/2024	25%	R$29.11	3.0	4.0	120,000	95,000
04/26/2024	25%	R$26.27	3.0	4.0	1,795,000	1,305,000
06/04/2024	25%	R$30.35	3.0	4.0	60,000	60,000
07/01/2024	25%	R$33.07	2.0	3.0	50,000	37,500
07/17/2024	25%	R$36.47	4.0	4.0	30,000	30,000
09/04/2024	25%	R$40.39	3.0	3.0	50,000	37,500
Total					4,270,500	2,547,250
In the year ended June 30, 2025, the amount of R$ 17,318 (June 30, 2024: R$ 11,154) was recognized as employee benefit expenses in the income statement of the Company.

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Notes to the interim condensed consolidated financial statements As of June 30, 2025
34. Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter&Co’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Assets	3,575	4,101	5,543	5,914	698,636	754,975	707,754	764,990
Loans and advances to customers	3,575	4,101	5,543	5,914	698,636	641,113	707,754	651,128
Amounts due from financial institutions	—	—	—	—	—	113,862	—	113,862

Liabilities	(56,700)	(44,190)	(18,731)	(16,044)	(174,588)	(118,499)	(250,019)	(178,733)
Liabilities with customers - Demand deposits	(683)	—	(1,295)	(4)	(4,932)	(470)	(6,910)	(474)
Liabilities with customers - Term deposits	(56,017)	(44,190)	(17,431)	(16,040)	(158,405)	(118,029)	(231,853)	(178,259)
Other liabilities	—	—	(5)	—	(11,251)	—	(11,256)	—

	Parent Company (a)			Key management personnel (b)		Other related parties (c)		Total
	06/30/2025		06/30/2024	06/30/2025	06/30/2024	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Profit/ (loss)	(3,396)		(1)	(736)	(13,580)	(5,414)	(14,963)	(9,546)	(28,544)
Interest income	—		—	287	62	2,839	1,638	3,126	1,700
Revenues from services	—	—	—	106	—	9,259	—	9,365	—
Interest expenses	(3,396)		—	(1,124)	(955)	(6,261)	(5,122)	(10,781)	(6,077)
Other administrative expenses	—		(1)	(5)	(12,687)	(11,251)	(11,479)	(11,256)	(24,167)

(a)    Inter&Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Directors and members of the Board of Directors and Supervisory Board of Inter&Co; and
(c)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter&Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter&Co and their close family members.
Compensation of key management personnel
As of June 30, 2025, an expense was recognized for proceeds in the amount of R$13,240 (R$12,804, as of June 30, 2024).

54

Notes to the interim condensed consolidated financial statements As of June 30, 2025
    35. Subsequent events
Sale of IM Designs Desenvolvimento de Software S.A
On July 3, 2025, the sale of 50,000 (fifty thousand) ordinary shares occurred for an amount of R$ 2,126 (two million, one hundred twenty-six thousand), representing 50% of the share capital of IM Designs Desenvolvimento de Software S.A, to the current holders of the other 50% of shares. With this transaction, the buyers came to hold 100% of the company's share capital.

55